Canada Goose Holdings Inc.
Condensed Consolidated Interim Financial Statements
As at and for the second and two quarters ended
September 28, 2025 and September 29, 2024
(Unaudited)

Condensed Consolidated Interim Statements of (Loss) Income
(unaudited)
(in millions of Canadian dollars, except per share amounts)

		Second quarter ended		Two quarters ended
	Notes	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
		$	$	$	$
Revenue	3	272.6	267.8	380.4	355.9
Cost of sales	6	102.5	103.7	144.1	139.2
Gross profit		170.1	164.1	236.3	216.7
Selling, general & administrative expenses		187.7	162.5	412.6	312.0
Operating (loss) income		(17.6)	1.6	(176.3)	(95.3)
Net interest, finance and other costs	10	11.5	8.5	16.9	11.7
Loss before income taxes		(29.1)	(6.9)	(193.2)	(107.0)
Income tax recovery		(11.7)	(13.2)	(50.3)	(39.3)
Net (loss) income		(17.4)	6.3	(142.9)	(67.7)

Attributable to:
Shareholders of the Company		(15.2)	5.4	(140.4)	(72.0)
Non-controlling interest		(2.2)	0.9	(2.5)	4.3
Net (loss) income		(17.4)	6.3	(142.9)	(67.7)

(Loss) earnings per share attributable to shareholders of the Company
Basic	4	$(0.16)	$0.06	$(1.45)	$(0.74)
Diluted	4	$(0.16)	$0.06	$(1.45)	$(0.74)
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 1 of 34

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income
(unaudited)
(in millions of Canadian dollars, except per share amounts)

		Second quarter ended		Two quarters ended
	Notes	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
		$	$	$	$
Net (loss) income		(17.4)	6.3	(142.9)	(67.7)

Other comprehensive (loss) income
Items that will not be reclassified to earnings, net of tax:
Actuarial loss on post-employment obligation		(0.2)	(0.7)	(0.2)	(0.7)
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment gain		8.5	12.1	21.6	17.5
Net loss on derivatives designated as cash flow hedges	15	(5.5)	(7.9)	(7.2)	(9.0)
Reclassification of net gain on cash flow hedges to income	15	(0.6)	—	(0.5)	(0.1)
Other comprehensive income		2.2	3.5	13.7	7.7
Comprehensive (loss) income		(15.2)	9.8	(129.2)	(60.0)

Attributable to:
Shareholders of the Company		(12.8)	8.7	(126.3)	(64.5)
Non-controlling interest		(2.4)	1.1	(2.9)	4.5
Comprehensive (loss) income		(15.2)	9.8	(129.2)	(60.0)
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 2 of 34

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
(in millions of Canadian dollars)

	Notes	September 28, 2025	September 29, 2024	March 30, 2025
		$	$	$
Assets			Reclassified	Reclassified
Current assets
Cash		94.2	68.8	334.4
Trade receivables	2, 5	155.4	151.3	98.0
Inventories	6	460.7	473.4	384.0
Income taxes receivable		34.7	19.0	10.2
Other current assets	14	70.4	66.9	63.8
Total current assets		815.4	779.4	890.4

Deferred income taxes		140.6	136.8	95.7
Property, plant and equipment		166.8	165.0	161.6
Intangible assets		129.9	133.9	131.9
Right-of-use assets	7	280.9	286.2	280.2
Goodwill		72.0	71.7	72.0
Other long-term assets	14	1.2	1.9	0.1
Total assets		1,606.8	1,574.9	1,631.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2, 8, 14	228.2	163.6	186.7
Provisions	9	43.3	44.9	40.1
Income taxes payable		25.4	23.6	28.6
Short-term borrowings	10	45.0	109.8	4.3
Current portion of lease liabilities	7	89.3	83.1	83.9
Total current liabilities		431.2	425.0	343.6

Provisions	9	16.4	14.9	16.0
Deferred income taxes		12.5	13.0	20.8
Revolving Facility	10	7.4	60.5	—
Term Loan	10	408.6	385.7	407.7
Lease liabilities	7	243.8	254.8	246.9
Other long-term liabilities	14	50.6	52.1	40.3
Total liabilities		1,170.5	1,206.0	1,075.3

Equity	11
Equity attributable to shareholders of the Company		423.8	357.9	541.2
Non-controlling interests		12.5	11.0	15.4
Total equity		436.3	368.9	556.6
Total liabilities and equity		1,606.8	1,574.9	1,631.9
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 3 of 34

Condensed Consolidated Interim Statements of Changes in Equity
(unaudited)
(in millions of Canadian dollars)

		Share capital			Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total attributable to shareholders	Non-controlling interest	Total
	Notes	Multiple voting shares	Subordinate voting shares	Total
		$	$	$	$	$	$	$	$	$
Balance at March 30, 2025		1.4	108.2	109.6	65.4	346.7	19.5	541.2	15.4	556.6
Issuance of shares	11	—	3.7	3.7	(3.7)	—	—	—	—	—
Net loss		—	—	—	—	(140.4)	—	(140.4)	(2.5)	(142.9)
Other comprehensive income (loss)		—	—	—	—	—	14.1	14.1	(0.4)	13.7
Share-based payment	12	—	—	—	8.9	—	—	8.9	—	8.9
Balance at September 28, 2025		1.4	111.9	113.3	70.6	206.3	33.6	423.8	12.5	436.3

Balance at March 31, 2024		1.4	103.5	104.9	54.4	252.5	5.2	417.0	6.5	423.5
Tax on normal course issuer bid purchase of subordinate voting shares in fiscal 2024	11	—	—	—	—	(0.6)	—	(0.6)	—	(0.6)
Issuance of shares	11	—	3.7	3.7	(3.7)	—	—	—	—	—
Net (loss) income		—	—	—	—	(72.0)	—	(72.0)	4.3	(67.7)
Other comprehensive income		—	—	—	—	—	7.5	7.5	0.2	7.7
Share-based payment	12	—	—	—	6.0	—	—	6.0	—	6.0
Balance at September 29, 2024		1.4	107.2	108.6	56.7	179.9	12.7	357.9	11.0	368.9
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 4 of 34

Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
(in millions of Canadian dollars)

		Second quarter ended		Two quarters ended
	Notes	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
		$	$	$	$
Operating activities
Net (loss) gain		(17.4)	6.3	(142.9)	(67.7)
Items not affecting cash:
Depreciation and amortization		31.7	32.2	62.9	64.9
Income tax expense		(11.7)	(13.2)	(50.3)	(39.3)
Interest expense	10	10.4	10.8	14.8	22.6
Foreign exchange loss (gain)		1.3	—	(2.1)	(1.9)
Loss on disposal of assets		0.4	0.4	0.6	0.4
Share-based payment	12	5.1	4.0	9.2	6.2
Remeasurement of put option	14	1.9	(1.2)	3.0	0.9
Remeasurement of contingent consideration	14	(0.8)	(1.1)	(0.9)	(11.8)
		20.9	38.2	(105.7)	(25.7)
Changes in non-cash operating items	16	(77.1)	(75.5)	(106.3)	(138.6)
Arbitration award (payment)	8	(43.8)	—	—	—
Income taxes paid		(6.9)	(1.9)	(29.2)	(7.3)
Interest paid		(8.4)	(11.2)	(16.9)	(21.7)
Net cash used in operating activities		(115.3)	(50.4)	(258.1)	(193.3)
Investing activities
Purchase of property, plant and equipment		(9.8)	(3.2)	(11.1)	(5.4)
Initial direct costs of right-of-use assets	7	(0.4)	—	(0.4)	(0.1)
Net cash used in investing activities		(10.2)	(3.2)	(11.5)	(5.5)
Financing activities
Mainland China Facilities borrowings	10	13.4	57.8	13.4	74.4
Japan Facility borrowings	10	20.0	15.2	28.5	26.0
Revolving Facility borrowings	10	8.0	6.6	8.0	60.9
Term Loan borrowings (repayments)	10	17.7	(1.0)	16.6	(2.0)
Transaction costs on financing activities	10	(6.6)	0.2	(6.6)	—
Principal payments on lease liabilities	7	(20.9)	(20.1)	(40.3)	(40.9)
Settlement of term loan derivative contracts	15	6.6	—	6.6	—
Net cash from financing activities		38.2	58.7	26.2	118.4
Effects of foreign currency exchange rate changes on cash		1.0	1.8	3.2	4.3
(Decrease) increase in cash		(86.3)	6.9	(240.2)	(76.1)
Cash, beginning of period		180.5	61.9	334.4	144.9
Cash, end of period		94.2	68.8	94.2	68.8
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 5 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 1.     The Company
Organization
Canada Goose Holdings Inc. and its subsidiaries (the “Company”) design, manufacture, and sell performance luxury apparel for men, women, youth, children, and babies. The Company’s product offerings include various styles of down-filled outerwear, rain and everyday jackets, fleece, vests, apparel, footwear, and accessories for the fall, winter, and spring seasons. The Company’s head office is located at 100 Queens Quay East, Toronto, Canada, M5E 1V3. The use of the terms “Canada Goose”, “we”, and “our” throughout these notes to the condensed consolidated interim financial statements ("Interim Financial Statements") refer to the Company.
Canada Goose is a public company listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “GOOS”. The principal shareholders of the Company are investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC ("DTR"), an entity indirectly controlled by the Chairman and Chief Executive Officer of the Company. The principal shareholders hold multiple voting shares representing 52.5% of the total shares outstanding as at September 28, 2025, or 91.7% of the combined voting power of the total voting shares outstanding. Subordinate voting shares that trade on public markets represent 47.5% of the total shares outstanding as at September 28, 2025, or 8.3% of the combined voting power of the total voting shares outstanding.
Statement of compliance
The Interim Financial Statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), specifically IAS 34, Interim Financial Reporting. Certain information, which is considered material to the understanding of the Interim Financial Statements and is normally included in the audited annual consolidated financial statements prepared in accordance with IFRS Accounting Standards, is not provided in these notes. These Interim Financial Statements should be read in conjunction with the Company's audited annual consolidated financial statements for the year ended March 30, 2025.
The Interim Financial Statements were authorized for issuance in accordance with a resolution of the Company’s Board of Directors on November 5, 2025.
Fiscal year
The Company's fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. Fiscal 2026 is a 52-week fiscal year.
Operating segments
The Company classifies its business in three operating and reportable segments: Direct-to-Consumer ("DTC"), Wholesale, and Other. The DTC segment comprises sales from our Company-owned retail stores and through country-specific e-Commerce platforms available across numerous markets, which includes the recommerce platform Canada Goose Generations, currently available in the United States and Canada.
The Wholesale segment comprises sales made to a mix of retailers and international distributors, who are partners that have exclusive rights to an entire market, and travel retail locations.

Canada Goose Holdings Inc.	Page 6 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The Other segment comprises revenue and costs that are not related to the Company’s DTC or Wholesale segments, such as sales to employees and friends and family sales.
Seasonality
The business is seasonal, and we have historically realized a significant portion of our Wholesale revenue and operating income in the second and third quarters of the fiscal year and DTC revenue and operating income in the third and fourth quarters of the fiscal year. Thus, lower-than-expected revenue in these periods could have an adverse impact on our annual operating results.
Cash flows from operating activities are typically highest in the third and fourth quarters of the fiscal year due to revenue from the DTC segment and the collection of trade receivables from Wholesale revenue earlier in the year. Working capital requirements typically increase as inventory builds. Borrowings have historically increased in the first and second quarters and been repaid in the balance of the year.
Note 2.    Material accounting policy information
Basis of presentation
The accounting policies and critical accounting estimates and judgments as disclosed in the Company's audited annual financial statements for the year ended March 30, 2025 have been applied consistently in the preparation of these Interim Financial Statements except as noted below. The Interim Financial Statements are presented in Canadian dollars, the Company’s functional and presentation currency.
Certain comparative figures have been reclassified to conform with the current year presentation.
Management identified an immaterial reclassification to the interim statement of financial position as at September 29, 2024, the annual statement of financial position as at March 30, 2025, and related note disclosures for comparative figures pertaining to sales taxes receivables presented in trade receivables, and sales taxes payables presented in accounts payable and accrued liabilities. Management reclassified $8.2m and $15.2m from accounts payable and accrued liabilities to trade receivables as at September 29, 2024 and March 30, 2025, respectively. These reclassifications did not impact the interim statement of income (loss), the annual statement of income, and earnings (loss) per share for either reporting period. Comparative figures have been appropriately reclassified in the interim statement of financial position as at September 29, 2024, annual statement of financial position as at March 30, 2025, and related note disclosures.
Principles of consolidation
The Interim Financial Statements include the accounts of the Company and its subsidiaries and those investments over which the Company has control. All intercompany transactions and balances have been eliminated.
Standards issued and not yet adopted
Certain new standards, amendments, and interpretations to existing IFRS Accounting Standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.

Canada Goose Holdings Inc.	Page 7 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
In May 2024, the International Accounting Standards Board ("IASB") issued amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosure to clarify the timing of recognition and derecognition of financial assets and liabilities, the settlement of financial liabilities using an electronic payment system, and the assessment of contractual cash flow characteristics, classification and disclosure of financial assets with environmental, social, and governance linked or other contingent features. The IASB also amended the disclosure requirements for investments in equity instruments designated as fair value through other comprehensive income and added disclosure requirements for financial instruments with contingent features. These amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company is currently evaluating the impact of these amendments on the consolidated financial statements.
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1, Presentation of Financial Statements. Many requirements from IAS 1 remain unchanged into IFRS 18. The standard sets out requirements on presentation and disclosures in financial statements. It introduces a defined structure for the statement of income composed of required categories and subtotals. The standard also introduces specific disclosure requirements for management-defined performance measures and a reconciliation between these measures and the most similar subtotal specified in IFRS Accounting Standards, which must be disclosed in a single note. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on the consolidated financial statements.
Note 3.    Segment information
The Company has three reportable operating segments: DTC, Wholesale, and Other. The Company measures each reportable operating segment’s performance based on revenue and segment operating income, which is the profit metric utilized by the Company's chief operating decision maker, the Chairman and Chief Executive Officer, for assessing the performance of operating segments. No single customer contributed 10 per cent or more to the Company’s revenue for the second and two quarters ended September 28, 2025 and September 29, 2024.
Corporate expenses comprises costs that do not occur through the DTC, Wholesale, or Other segments, including the cost of marketing expenditures to build brand awareness across all segments, management overhead costs in support of manufacturing operations, other corporate costs, and foreign exchange gains and losses not specifically associated with segment operations.

Canada Goose Holdings Inc.	Page 8 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The following table presents key performance information of the Company’s reportable operating segments:

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
	$	$	$	$
Revenue
DTC	126.6	103.9	204.7	167.0
Wholesale	135.9	137.3	153.8	153.3
Other	10.1	26.6	21.9	35.6
Total segment revenue	272.6	267.8	380.4	355.9

Operating income (loss)
DTC	4.8	5.6	(18.6)	(17.5)
Wholesale	59.5	62.3	56.0	58.3
Other	(0.7)	7.7	(5.3)	6.9
Total segment operating income	63.6	75.6	32.1	47.7
The following table reconciles the Company’s reportable total segment operating income to loss before income taxes:

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
	$	$	$	$
Total segment operating income	63.6	75.6	32.1	47.7
Corporate expenses	(81.2)	(74.0)	(208.4)	(143.0)
Total operating (loss) income	(17.6)	1.6	(176.3)	(95.3)
Net interest, finance and other costs	11.5	8.5	16.9	11.7
Loss before income taxes	(29.1)	(6.9)	(193.2)	(107.0)

Canada Goose Holdings Inc.	Page 9 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The following table summarizes depreciation and amortization in SG&A expenses of each reportable operating segment and depreciation and amortization included in corporate expenses:

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
	$	$	$	$
Depreciation and amortization expense
DTC	23.7	24.1	46.8	48.8
Wholesale	0.9	1.0	1.7	1.9
Other	0.2	0.2	0.5	0.6
Total segment depreciation and amortization expense	24.8	25.3	49.0	51.3
Corporate expenses	4.1	4.1	8.1	8.1
Total depreciation and amortization expense	28.9	29.4	57.1	59.4
Geographic information
The Company determines the geographic location of revenue based on the location of its customers.

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
	$	$	$	$
Canada	58.0	57.7	82.4	79.6
United States	54.1	63.4	81.0	81.9
North America	112.1	121.1	163.4	161.5
Greater China[1]	51.8	46.4	77.8	68.3
Asia Pacific (excluding Greater China1)	27.5	19.7	40.5	28.6
Asia Pacific	79.3	66.1	118.3	96.9
EMEA[2]	81.2	80.6	98.7	97.5
Total revenue	272.6	267.8	380.4	355.9
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.

Canada Goose Holdings Inc.	Page 10 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The Company’s non-current, non-financial assets (comprising property, plant and equipment, intangible assets and right-of-use assets) are geographically located as follows:

(in millions of Canadian dollars)	September 28, 2025	September 29, 2024	March 30, 2025
	$	$	$
Canada	199.3	208.9	202.2
United States	109.9	126.1	118.7
North America	309.2	335.0	320.9
Greater China[1]	57.1	71.0	60.0
Asia Pacific (excluding Greater China1)	45.8	50.7	47.5
Asia Pacific	102.9	121.7	107.5
EMEA[2]	165.5	128.4	145.3
Non-current, non-financial assets	577.6	585.1	573.7
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.
Note 4.     Earnings per share
The following table presents details for the calculation of basic and diluted earnings per share:

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars, except share and per share amounts)	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
Net (loss) income attributable to shareholders of the Company	$(15.2)	$5.4	$(140.4)	$(72.0)
Weighted average number of multiple and subordinate voting shares outstanding[1]	97,069,513	96,724,923	96,991,610	96,666,503
Weighted average number of shares on exercise of stock options, RSUs and PSUs[1]	—	1,456,274	—	—
Diluted weighted average number of multiple and subordinate voting shares outstanding	97,069,513	98,181,197	96,991,610	96,666,503
(Loss) earnings per share attributable to shareholders of the Company
Basic	$(0.16)	$0.06	$(1.45)	$(0.74)
Diluted	$(0.16)	$0.06	$(1.45)	$(0.74)
1Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share. For the second and two quarters ended September 28, 2025, 2,149,295 and 1,791,337 potentially dilutive shares have been excluded from the calculation of diluted loss per share because their effect was anti-dilutive (two quarters ended September 29, 2024 - 1,294,234 shares).

Canada Goose Holdings Inc.	Page 11 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 5.    Trade receivables

(in millions of Canadian dollars)	September 28, 2025	September 29, 2024	March 30, 2025
	$	$	$
		Reclassified	Reclassified
Trade accounts receivable	119.9	124.5	68.6
Sales tax receivables	27.4	21.7	22.9
Credit card receivables	7.4	6.1	4.5
Other receivables	2.5	1.4	4.5
	157.2	153.7	100.5
Less: expected credit loss and sales allowances	(1.8)	(2.4)	(2.5)
Trade receivables	155.4	151.3	98.0
Note 6.     Inventories

(in millions of Canadian dollars)	September 28, 2025	September 29, 2024	March 30, 2025
	$	$	$
Raw materials	34.8	42.1	35.7
Work in progress	16.2	17.2	17.1
Finished goods	409.7	414.1	331.2
Total inventories at the lower of cost and net realizable value	460.7	473.4	384.0
Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining rate of sale.
The breakdown of the provision for inventory obsolescence is presented as follows:

(in millions of Canadian dollars)	September 28, 2025	September 29, 2024	March 30, 2025
	$	$	$
Raw material reserves	18.0	23.9	18.6
Finished goods reserves	33.5	42.9	32.2
Provision for inventory obsolescence	51.5	66.8	50.8

Canada Goose Holdings Inc.	Page 12 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Amounts charged to cost of sales comprise the following:

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
	$	$	$	$
Cost of goods manufactured	99.7	100.9	138.3	133.7
Depreciation and amortization included in costs of sales	2.8	2.8	5.8	5.5
Cost of sales	102.5	103.7	144.1	139.2
Note 7.    Leases
Right-of-use assets
The following table presents changes in the cost and the accumulated depreciation of the Company’s right-of-use assets:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
Cost	$	$	$	$
March 30, 2025	520.4	49.6	65.9	635.9
Additions	35.1	—	1.3	36.4
Lease modifications	0.1	7.3	0.2	7.6
Derecognition on termination	(33.3)	(3.1)	—	(36.4)
Impact of foreign currency translation	(1.4)	—	0.2	(1.2)
September 28, 2025	520.9	53.8	67.6	642.3

March 31, 2024	450.3	44.2	60.9	555.4
Additions	31.8	—	2.2	34.0
Lease modifications	9.1	—	0.9	10.0
Derecognition on termination	(6.4)	—	(1.5)	(7.9)
Impact of foreign currency translation	9.2	—	0.4	9.6
September 29, 2024	494.0	44.2	62.9	601.1

Canada Goose Holdings Inc.	Page 13 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
Accumulated depreciation	$	$	$	$
March 30, 2025	295.7	29.6	30.4	355.7
Depreciation	34.4	3.6	3.5	41.5
Derecognition on termination	(33.3)	(1.8)	—	(35.1)
Impact of foreign currency translation	(0.6)	—	(0.1)	(0.7)
September 28, 2025	296.2	31.4	33.8	361.4

March 31, 2024	229.7	24.0	21.9	275.6
Depreciation	34.7	2.6	4.3	41.6
Derecognition on termination	(6.4)	—	(0.5)	(6.9)
Impact of foreign currency translation	4.5	—	0.1	4.6
September 29, 2024	262.5	26.6	25.8	314.9

Net book value
September 28, 2025	224.7	22.4	33.8	280.9
September 29, 2024	231.5	17.6	37.1	286.2
March 30, 2025	224.7	20.0	35.5	280.2
Lease liabilities
The following table presents the changes in the Company's lease liabilities:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
March 30, 2025	260.0	23.3	47.5	330.8
Additions	34.7	—	1.3	36.0
Lease modifications	0.1	7.3	0.2	7.6
Principal payments	(32.9)	(3.2)	(4.2)	(40.3)
Impact of foreign currency translation	(1.2)	—	0.2	(1.0)
September 28, 2025	260.7	27.4	45.0	333.1

March 31, 2024	255.7	23.8	51.0	330.5
Additions	31.8	—	2.2	34.0
Lease modifications	9.0	—	1.0	10.0
Derecognition on termination	—	—	(1.0)	(1.0)
Principal payments	(33.7)	(2.9)	(4.3)	(40.9)
Impact of foreign currency translation	5.0	—	0.3	5.3
September 29, 2024	267.8	20.9	49.2	337.9

Canada Goose Holdings Inc.	Page 14 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Lease liabilities are classified as current and non-current liabilities as follows:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
Current lease liabilities	74.1	7.4	7.8	89.3
Non-current lease liabilities	186.6	20.0	37.2	243.8
September 28, 2025	260.7	27.4	45.0	333.1

Current lease liabilities	69.4	6.2	7.5	83.1
Non-current lease liabilities	198.4	14.7	41.7	254.8
September 29, 2024	267.8	20.9	49.2	337.9

Current lease liabilities	70.3	6.1	7.5	83.9
Non-current lease liabilities	189.7	17.2	40.0	246.9
March 30, 2025	260.0	23.3	47.5	330.8
For the second and two quarters ended September 28, 2025, $6.8m and $11.4m, respectively, of lease payments were not included in the measurement of lease liabilities (second and two quarters ended September 29, 2024 - $3.4m and $6.5m, respectively). The majority of these balances related to short-term leases and variable rent payments, which are expensed as incurred.
Note 8.     Accounts payable and accrued liabilities
During the first quarter ended June 29, 2025, an arbitration that took place in fiscal 2024 concluded between the Company and a former supplier of the Company in connection with a previously announced commercial dispute relating to the termination of a contract in 2021. The arbitration resulted in an unfavourable judgment against the Company with financial compensation to be awarded to the former supplier. As a result, the Company was required to make a one-time payment to the former supplier of USD32.0m ($43.8m), inclusive of legal costs, which was recognized in SG&A expenses in the interim statements of (loss) income.
The award and legal costs were paid to the former supplier during the second quarter ended September 28, 2025.
Refer to “Note 23. Litigation and other contingencies” in our fiscal 2025 Annual Financial Statements for previously disclosed information on the matter.

Canada Goose Holdings Inc.	Page 15 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Accounts payable and accrued liabilities consist of the following:

(in millions of Canadian dollars)	September 28, 2025	September 29, 2024	March 30, 2025
	$	$	$
		Reclassified	Reclassified
Trade payables	85.4	40.7	51.4
Accrued liabilities	89.2	76.3	86.8
Employee benefits	28.4	27.5	31.6
Derivative financial instruments	2.3	5.3	2.6
Other payables	22.9	13.8	14.3
Accounts payable and accrued liabilities	228.2	163.6	186.7
Note 9.    Provisions
Provisions are classified as current and non-current liabilities based on legal rights which exist as at the reporting date as follows:

(in millions of Canadian dollars)	Warranty	Sales returns	Asset retirement obligations	Total
	$	$	$	$
Current provisions	28.7	14.6	—	43.3
Non-current provisions	—	—	16.4	16.4
September 28, 2025	28.7	14.6	16.4	59.7

Current provisions	28.6	16.3	—	44.9
Non-current provisions	—	—	14.9	14.9
September 29, 2024	28.6	16.3	14.9	59.8

Current provisions	29.0	11.1	—	40.1
Non-current provisions	—	—	16.0	16.0
March 30, 2025	29.0	11.1	16.0	56.1
Note 10.     Borrowings
Revolving Facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based revolving credit facility ("Revolving Facility") in the amount of $467.5m, with an increase in commitments to $517.5m during the peak season (June 1 - November 30). The Revolving Facility matures on May 15, 2028. Amounts owing under the Revolving Facility may be borrowed, repaid and re-borrowed for general corporate purposes. The Company has pledged substantially all of its assets as collateral for the Revolving Facility. The Revolving Facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds.

Canada Goose Holdings Inc.	Page 16 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The Revolving Facility has multiple interest rate charge options that are based on the Canadian prime rate, Canadian Overnight Repo Rate Average, the lenders' Alternate Base Rate, European Base Rate, secured overnight financing rate ("SOFR"), or EURIBOR rate plus an applicable margin, with interest payable the earlier of quarterly or at the end of the then current interest period (whichever is earlier).
As at September 28, 2025, the Company had $8.0m outstanding on the Revolving Facility (September 29, 2024 - $61.3m, March 30, 2025 - $nil). Included in this balance, as at September 28, 2025, was less than $0.1m of interest and administrative fees remain outstanding (September 29, 2024 - $0.2m, March 30, 2025 - $nil). There were deferred financing charges of $0.6m as at September 28, 2025 (September 29, 2024 - $0.8m). As at March 30, 2025, the Company had repaid all amounts owing on the Revolving Facility and related deferred financing charges in the amount of $0.7m were included in other long-term liabilities. As at and during the two quarters ended September 28, 2025, the Company was in compliance with all covenants.
The Company had unused borrowing capacity available under the Revolving Facility of $279.7m as at September 28, 2025 (September 29, 2024 - $282.1m, March 30, 2025 - $134.0m).
The revolving credit commitment also includes a letter of credit commitment in the amount of $25.0m. As at September 28, 2025, the Company had letters of credit outstanding under the Revolving Facility of $8.1m (September 29, 2024 - $1.6m, March 30, 2025 - $4.4m).
Term Loan
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis ("Term Loan") alongside the Revolving Facility. On August 21, 2025, the Company entered into a refinancing amendment to its existing Term Loan ("Amendment to Term Loan").
Following the Amendment to Term Loan, the aggregate principal amount of the Term Loan Facility was USD300.0m, with quarterly repayments of USD0.75m on the principal amount, and a maturity date of August 23, 2032. The applicable interest rate applied to SOFR borrowings was SOFR+3.50% with SOFR subject to a floor of 0.50%. The Company has pledged substantially all of its assets as collateral for the Term Loan. The Term Loan contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As the Term Loan is denominated in U.S. dollars, the Company remeasures the outstanding balance plus accrued interest at each balance sheet date.
The Company accounted for the Amendment to Term Loan as a debt extinguishment due to a change in the syndicate lenders, decrease in the interest rate and extension of maturity date. As a result, deferred financing costs of USD0.3m related to the previous Term Loan were written-off and recorded to net interest, finance and other costs on the interim statements of (loss) income. The Company incurred transaction costs related to the Amendment to Term Loan of $5.6m (USD4.1m) and an original issue discount ("OID") of $1.0m (USD0.8m), which are being amortized using the effective interest rate method over the new term to maturity.
Refer to “Note 15. Financial risk management objectives and policies” for details on amendments to derivative transactions related to the Amendment to Term Loan.

Canada Goose Holdings Inc.	Page 17 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at September 28, 2025, the Company had USD300.0m (September 29, 2024 - USD288.8m, March 30, 2025 - USD288.0m) aggregate principal amount outstanding under the Term Loan. As at and during the two quarters ended September 28, 2025, the Company was in compliance with all covenants.
The amount outstanding with respect to the Term Loan is as follows:

(in millions of Canadian dollars)	September 28, 2025	September 29, 2024	March 30, 2025
	$	$	$
Term Loan	418.3	390.2	412.4
Unamortized portion of deferred transaction costs	(5.6)	(0.5)	(0.4)
OID	(1.0)	—	—
Term Loan, net of unamortized deferred transaction costs and OID	411.7	389.7	412.0
Mainland China Facilities
A subsidiary of the Company in Mainland China has uncommitted loan facilities in the aggregate amount of RMB560.0m ($109.4m) ("Mainland China Facilities"). The term of each draw on the loans is one, three or six months or such other period as agreed upon and shall not exceed 12 months (including any extension or rollover). The interest rate on each facility is equal to 3.1% or the loan prime rate of 1 year, minus a marginal rate between 0.2% to 0.6%, and payable quarterly. Proceeds drawn on the Mainland China Facilities are being used to support working capital requirements and build up of inventory for peak season sales. As at September 28, 2025, the Company had $13.4m (RMB68.6m) owing on the Mainland China Facilities (September 29, 2024 - $74.4m (RMB385.8m), March 30, 2025 - no amounts owing).
Japan Facility
A subsidiary of the Company in Japan has a loan facility in the aggregate amount of JPY4,000.0m ($37.3m) ("Japan Facility") with a floating interest rate of Japanese Bankers Association Tokyo Interbank Offered Rate plus an applicable margin of 0.30%. The term of the facility is 12 months and each draw on the facility is payable within the term. Proceeds drawn on the Japan Facility are being used to support build up of inventory for peak season sales. As at September 28, 2025, the Company had $28.5m (JPY3,050.6m) owing on the Japan Facility (September 29, 2024 - $31.4m (JPY3,300.0m), March 30, 2025 - no amounts owing).

Canada Goose Holdings Inc.	Page 18 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Short-term Borrowings
Short-term borrowings consist of the following:

(in millions of Canadian dollars)	September 28, 2025	September 29, 2024	March 30, 2025
	$	$	$
Mainland China Facilities	13.4	74.4	—
Japan Facility	28.5	31.4	—
Term Loan	3.1	4.0	4.3
Total short-term borrowings	45.0	109.8	4.3
Short-term borrowings are all due within the next 12 months. The Term Loan amount above reflects the quarterly principal repayments.
Net interest, finance and other costs consist of the following:

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
	$	$	$	$
Interest expense
Mainland China Facilities[1]	—	0.2	—	0.2
Japan Facility[2]	0.1	—	0.1	—
Revolving Facility	0.3	1.6	0.4	2.1
Term Loan	5.0	5.4	9.8	10.5
Lease liabilities	4.3	4.4	8.4	8.7
Standby fees	0.3	0.3	0.6	0.6
Foreign exchange losses (gains) on Term Loan net of hedges	0.2	(0.9)	(3.3)	0.8
Fair value remeasurement on the put option liability (note 14)	1.9	(1.2)	3.0	0.9
Fair value remeasurement on the contingent consideration (note 14)	(0.8)	(1.1)	(0.9)	(11.8)
Interest income	(0.6)	(0.3)	(2.2)	(0.6)
Other costs	0.8	0.1	1.0	0.3
Net interest, finance and other costs	11.5	8.5	16.9	11.7
1The net interest expense for the Mainland China Facilities is less than $0.1m and less than $0.1m, respectively, for the second and two quarters ended September 28, 2025.
2The net interest expense for the Japan Facility is less than $0.1m and less than $0.1m respectively, for the second and two quarters ended September 29, 2024.

Canada Goose Holdings Inc.	Page 19 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 11.     Shareholders' equity
Normal course issuer bid for Fiscal 2026
Subsequent to the quarter, the Company announced the renewal of its normal course issuer bid in relation to its subordinate voting shares (“Fiscal 2026 NCIB”). The Company is authorized to make purchases under the Fiscal 2026 NCIB from November 10, 2025 to November 9, 2026, in accordance with the requirements of the Toronto Stock Exchange (the “TSX”). As at the close of business on November 9, 2025, the Fiscal 2025 NCIB will be terminated early. The Board of Directors of the Company has authorized the Company to repurchase up to 4,578,677 subordinate voting shares, representing approximately 10.0% of the Public Float (as defined in the rules of the TSX) for the subordinate voting shares as at October 27, 2025. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (the “NYSE”), or alternative trading systems, if eligible, and will conform to their regulations. Under the Fiscal 2026 NCIB, the Company is allowed to repurchase daily, through the facilities of the TSX, a maximum of 58,127 subordinate voting shares, representing 25% of the average daily trading volume, as calculated per the TSX rules for the six-month period starting on May 1, 2025 and ending on October 31, 2025.
In connection with the Fiscal 2026 NCIB, the Company also entered an automatic share purchase plan (the “ASPP”) under which a designated broker may purchase subordinate voting shares under the Fiscal 2026 NCIB during the regularly scheduled quarterly trading blackout periods of the Company. The repurchases made under the ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date in which the Company has purchased the maximum value of subordinate voting shares pursuant to the Fiscal 2026 NCIB or upon the date of expiry of the Fiscal 2026 NCIB.
Share capital transactions for the two quarters ended September 28, 2025
Normal course issuer bid for Fiscal 2025
The Board of Directors authorized the Company to initiate a normal course issuer bid, in accordance with the requirements of the Toronto Stock Exchange, to purchase up to 4,556,841 subordinate voting shares over the 12-month period from November 22, 2024 and ending no later than November 21, 2025 (the "Fiscal 2025 NCIB"). Purchased subordinate voting shares will be cancelled.
In connection with the Fiscal 2025 NCIB, the Company also entered into an automatic share purchase plan (the “Fiscal 2025 ASPP”) under which a designated broker may purchase subordinate voting shares under the Fiscal 2025 NCIB during the regularly scheduled quarterly trading blackout periods of the Company. The repurchases made under the Fiscal 2025 ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date in which the Company has acquired the maximum limit of subordinate voting shares pursuant to the Fiscal 2025 ASPP or upon the date of expiry of the Fiscal 2025 NCIB.
During the two quarters ended September 28, 2025, the Company made no repurchases under the Fiscal 2025 NCIB.
Since the commencement of the bid on November 22, 2024, the Company made no repurchases under the Fiscal 2025 NCIB.

Canada Goose Holdings Inc.	Page 20 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The transactions affecting the issued and outstanding share capital of the Company are described below:

(in millions of Canadian dollars, except share amounts)	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
March 30, 2025	51,004,076	1.4	45,830,391	108.2	96,834,467	109.6
Exercise of stock options	—	—	—	—	—	—
Settlement of RSUs	—	—	236,353	3.7	236,353	3.7
Total share issuances	—	—	236,353	3.7	236,353	3.7
September 28, 2025	51,004,076	1.4	46,066,744	111.9	97,070,820	113.3
Share capital transactions for the two quarters ended September 29, 2024
Normal course issuer bid for Fiscal 2024
The Board of Directors authorized the Company to initiate a normal course issuer bid, in accordance with the requirements of the Toronto Stock Exchange, to purchase up to 4,980,505 subordinate voting shares over the 12-month period which started on November 22, 2023 and concluded on November 21, 2024 (the "Fiscal 2024 NCIB"). Purchased subordinate voting shares were cancelled.
In connection with the Fiscal 2024 NCIB, the Company also entered an automatic share purchase plan (the “Fiscal 2024 ASPP”) under which a designated broker may purchase subordinate voting shares under the Fiscal 2024 NCIB during the regularly scheduled quarterly trading blackout periods of the Company. The repurchases made under the Fiscal 2024 ASPP were made in accordance with certain purchasing parameters and continued until the earlier of the date in which the Company acquired the maximum limit of subordinate voting shares pursuant to the Fiscal 2024 ASPP or upon the date of expiry of the Fiscal 2024 NCIB.
During the two quarters ended September 29, 2024, the Company had made no repurchases under the Fiscal 2024 NCIB.
Since the commencement of the Fiscal 2024 NCIB, the Company purchased 3,586,124 subordinate voting shares for total cash consideration of $56.9m. Of the 3,586,124 subordinate voting shares purchased, 3,088,648 were purchased under the Fiscal 2024 ASPP for total cash consideration of $49.6m.
On June 20, 2024, the tax on share repurchases was enacted in Canada. The rules pertain to transactions that occur on or after January 1, 2024. During the two quarters ended September 29, 2024, there were no repurchases made. However, due to repurchases made during fiscal 2024, $0.6m in taxes on the repurchase of subordinate voting shares was recorded in the two quarters ended September 29, 2024 and charged to retained earnings.

Canada Goose Holdings Inc.	Page 21 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The transactions affecting the issued and outstanding share capital of the Company are described below:

(in millions of Canadian dollars, except share amounts)	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
March 31, 2024	51,004,076	1.4	45,528,438	103.5	96,532,514	104.9
Exercise of stock options	—	—	43,484	—	43,484	—
Settlement of RSUs	—	—	163,441	3.7	163,441	3.7
Total share issuances	—	—	206,925	3.7	206,925	3.7
September 29, 2024	51,004,076	1.4	45,735,363	107.2	96,739,439	108.6
Note 12.    Share-based payments
Stock options
The Company has issued stock options to purchase subordinate voting shares under its incentive plans, prior to the public share offering on March 21, 2017, the Legacy Plan, and subsequently, the Omnibus Plan. All options are issued at an exercise price that is not less than market value at the time of grant and expire ten years after the grant date.
Stock option transactions are as follows:

	Two quarters ended
	September 28, 2025		September 29, 2024
(in millions of Canadian dollars, except share and per share amounts)	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares
Options outstanding, beginning of period	$30.78	4,757,953	$33.51	4,608,777
Granted	$16.82	1,151,845	$17.92	1,000,924
Exercised	$—	—	$1.16	(43,484)
Cancelled	$21.27	(48,890)	$36.44	(619,647)
Options outstanding, end of period	$28.11	5,860,908	$30.28	4,946,570
Restricted share units
The Company has granted shares as part of the Restricted Share Unit ("RSU") program under the Omnibus Plan to employees of the Company. The RSUs are treated as equity instruments for accounting purposes. We expect that vested RSUs will be paid at settlement through the issuance of one subordinate voting share per RSU. The RSUs vest over a period of three years, a third on each anniversary of the date of grant.

Canada Goose Holdings Inc.	Page 22 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
RSU transactions are as follows:

	Two quarters ended
	September 28, 2025	September 29, 2024
	Number of shares	Number of shares
RSUs outstanding, beginning of period	615,158	480,518
Granted	462,184	420,634
Settled	(236,353)	(163,441)
Cancelled	(23,980)	(60,393)
RSUs outstanding, end of period	817,009	677,318
Performance share units
The Company has granted shares as part of the Performance Share Unit (“PSU”) program under the Omnibus Plan. A PSU represents the right to receive a subordinate voting share settled by the issuance of shares at the vesting date. PSUs vest on the third anniversary of the award date and are earned only if certain performance targets are achieved. Shares issued per PSU at the vesting date can decrease or increase if minimum or maximum performance targets are achieved ranging from 0% to 200% of the PSU award granted. If performance targets are achieved, the Company expects that those vested PSUs will be paid at settlement through the issuance of one subordinate voting share per PSU. PSUs are treated as equity instruments for accounting purposes.
PSU transactions are as follows:

	Two quarters ended
	September 28, 2025	September 29, 2024
	Number of shares	Number of shares
PSUs outstanding, beginning of period	676,031	342,925
Granted	488,260	428,121
Cancelled	(4,069)	(78,607)
PSUs outstanding, end of period	1,160,222	692,439
Shares reserved for issuance
As at September 28, 2025, subordinate voting shares, to a maximum of 2,250,866 shares, have been reserved for issuance under equity incentive plans to select employees of the Company, with vesting contingent upon meeting the service, performance goals and other conditions of the Omnibus Plan.
Accounting for share-based awards
For the second and two quarters ended September 28, 2025, the Company recorded $5.1m and $9.2m, respectively, as compensation expense for the vesting of stock options, RSUs and PSUs (second and two quarters ended September 29, 2024 - $4.0m and $6.2m, respectively). Share-based compensation expense is included in SG&A expenses.

Canada Goose Holdings Inc.	Page 23 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The assumptions used to measure the fair value of options granted under the Black-Scholes option pricing model at the grant date were as follows:

	Two quarters ended
(in millions of Canadian dollars, except share and per share amounts)	September 28, 2025	September 29, 2024
Weighted average stock price valuation	$16.82	$17.92
Weighted average exercise price	$16.82	$17.92
Risk-free interest rate	2.69%	3.98%
Expected life in years	5	5
Expected dividend yield	—%	—%
Volatility	40%	40%
Weighted average fair value of options issued	$5.40	$6.03
RSU and PSU fair values are determined based on the market value of the subordinate voting shares at the time of grant. As at September 28, 2025, the weighted average fair value of RSUs was $16.82 (September 29, 2024 - $18.38). As at September 28, 2025, the weighted average fair value of PSUs was $16.82 (September 29, 2024 - $18.85).
Note 13.    Related party transactions
The Company enters into transactions from time to time with its principal shareholders, as well as organizations affiliated with members of the Board of Directors and key management personnel by incurring expenses for business services. During the second and two quarters ended September 28, 2025, the Company had transactions with related parties of $0.8m and $1.6m, respectively, (second and two quarters ended September 29, 2024 - $0.6m and $1.1m, respectively) from companies related to certain shareholders. Balances owing to related parties as at September 28, 2025 were $0.5m (September 29, 2024 - $0.4m, March 30, 2025 - $0.4m).
A lease liability due to the former controlling shareholder of the acquired Baffin Inc. business (the "Baffin Vendor") for leased premises was $1.2m as at September 28, 2025 (September 29, 2024 - $2.1m, March 30, 2025 - $1.7m). During the second and two quarters ended September 28, 2025, the Company paid principal and interest on the lease liability and other operating costs to entities affiliated with the Baffin Vendor totalling $0.5m and $0.9m, respectively, (second and two quarters ended September 29, 2024 - $0.5m and $0.9m, respectively). No amounts were owing to Baffin entities as at September 28, 2025, September 29, 2024, and March 30, 2025.
The joint venture between the Company and Sazaby League ("Japan Joint Venture"), has lease liabilities due to the non-controlling shareholder, Sazaby League for leased premises. Lease liabilities were $1.2m as at September 28, 2025 (September 29, 2024 - $1.7m, March 30, 2025 - $1.4m). During the second and two quarters ended September 28, 2025, the Company incurred principal and interest on lease liabilities, royalty fees, and other operating costs to Sazaby League totalling $0.8m and $2.3m, respectively, (second and two quarters ended September 29, 2024 - $0.5m and $1.8m, respectively). Balances owing to Sazaby League as at September 28, 2025 were $0.3m (September 29, 2024 - $0.3m, March 30, 2025 - $0.4m).
During the second and two quarters ended September 28, 2025, the Japan Joint Venture sold inventory of less than $0.1m and less than $0.1m, respectively, to companies wholly owned by Sazaby League (second and two quarters ended September 29, 2024 - $0.2m and $0.2m, respectively). As at September 28, 2025, the Japan Joint Venture recognized a trade receivable

Canada Goose Holdings Inc.	Page 24 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
of less than $0.1m from these companies (September 29, 2024 - $0.2m, March 30, 2025 - $0.1m).
In connection with the Paola Confectii business combination that occurred on November 1, 2023, subject to the controlling shareholders of Paola Confectii SRL ("PCML Vendors") remaining employees through November 1, 2025, a further amount is payable to the PCML Vendors if certain performance conditions are met based on financial results (“Earn-Out”). During the second and two quarters ended September 28, 2025, the Company recognized $3.4m and $11.9m, respectively, of remuneration costs (second and two quarters ended September 29, 2024 - $0.6m and $1.5m, respectively) related to the Earn-Out based on the estimated value of $24.3m for the payout. These costs have been included in accounts payable and accrued liabilities on the statement of financial position, and reflects the amount owing to the PCML Vendors as at September 28, 2025.
A lease liability due to one of the PCML Vendors for leased premises was $1.2m as at September 28, 2025 (September 29, 2024 - $1.2m, March 30, 2025 - $1.2m). During the second and two quarters ended September 28, 2025, the Company paid principal and interest on the lease liability, to one of the PCML Vendors totalling $0.1m and $0.1m, respectively, (second and two quarters ended September 29, 2024 - $0.1m and $0.1m, respectively). No amounts were owing to one of the PCML Vendors as at September 28, 2025, September 29, 2024, and March 30, 2025.

Canada Goose Holdings Inc.	Page 25 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 14.    Financial instruments and fair value
The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature:

	September 28, 2025
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Derivatives included in other current assets	—	7.1	—	7.1	7.1
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	2.3	—	2.3	2.3
Earn-Out included in accounts payable and accrued liabilities (note 13)	—	—	21.3	21.3	21.3
Mainland China Facilities	—	13.4	—	13.4	13.4
Japan Facility	—	28.5	—	28.5	28.5
Revolving Facility	—	8.0	—	8.0	8.0
Term Loan	—	411.7	—	411.7	419.7
Derivatives included in other long-term liabilities	—	5.7	—	5.7	5.7
Put option liability included in other long-term liabilities	—	—	41.0	41.0	41.0
Contingent consideration included in other long-term liabilities	—	—	0.7	0.7	0.7

Canada Goose Holdings Inc.	Page 26 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

	September 29, 2024
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Derivatives included in other current assets	—	10.3	—	10.3	10.3
Derivatives included in other long-term assets	—	1.8	—	1.8	1.8
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	5.3	—	5.3	5.3
Mainland China Facilities	—	74.4	—	74.4	74.4
Japan Facility	—	31.4	—	31.4	31.4
Revolving Facility	—	60.5	—	60.5	61.3
Term Loan	—	389.7	—	389.7	390.0
Derivatives included in other long-term liabilities	—	6.8	—	6.8	6.8
Put option liability included in other long-term liabilities	—	—	32.3	32.3	32.3
Contingent consideration included in other long-term liabilities	—	—	5.8	5.8	5.8
Earn-Out included in other long-term liabilities (note 13)	—	—	3.0	3.0	3.0

	March 30, 2025
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Derivatives included in other current assets	—	24.2	—	24.2	24.2
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	2.6	—	2.6	2.6
Earn-Out included in accounts payable and accrued liabilities (note 13)	—	—	9.0	9.0	9.0
Term Loan	—	412.0	—	412.0	413.1
Put option liability included in other long-term liabilities	—	—	39.0	39.0	39.0
Contingent consideration included in other long-term liabilities	—	—	1.5	1.5	1.5

Canada Goose Holdings Inc.	Page 27 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
In connection with the Japan Joint Venture, for the second and two quarters ended September 28, 2025, the Company recorded a decrease of JPY78.5m ($0.8m, excluding translation losses of less than $0.1m) and a decrease of JPY86.5m ($0.9m, excluding translation losses of less than $0.1m) on the remeasurement of the contingent consideration, respectively. The Company recorded an increase of JPY199.7m ($1.3m, excluding translation losses of $0.6m) and an increase of JPY315.5m ($2.0m, excluding translation losses of $1.0m) on the remeasurement of the put option liability during the second and two quarters ended September 28, 2025, respectively. The change in fair value of the contingent consideration and the put option liability was driven by progression through the 10-year term.
For the second and two quarters ended September 29, 2024, the Company recorded a decrease of JPY113.7m ($0.3m, excluding translation gains of $0.8m) and a decrease of JPY1,372.8m ($11.9m, excluding translation losses of $0.1m, respectively) on the remeasurement of the contingent consideration. The Company recorded a decrease of JPY128.2m ($2.3m, excluding translation gains of $3.5m) and an increase of JPY114.3m ($2.9m, excluding translation gains of $2.0m) on the remeasurement of the put option liability during the second and two quarters ended September 29, 2024, respectively.
Note 15.    Financial risk management objectives and policies
The Company’s primary risk management objective is to protect the Company’s assets and cash flow, in order to increase the Company’s enterprise value.
The Company is exposed to capital management risk, liquidity risk, credit risk, market risk, foreign exchange risk, and interest rate risk. The Company’s senior management and Board of Directors oversee the management of these risks. The Board of Directors reviews and agrees upon policies for managing each of these risks which are summarized below.
Capital management
The Company manages its capital and capital structure with the objectives of safeguarding sufficient working capital over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. The Board of Directors of the Company monitors the Company’s capital management on a regular basis. The Company will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to satisfy the requirements for business operations, capital expenditures, debt service and general corporate purposes, under normal and stressed conditions. The primary source of liquidity is funds generated by operating activities; the Company also relies on the Mainland China Facilities, the Japan Facility, and the Revolving Facility as sources of funds for short-term working capital needs. The Company continuously reviews both actual and forecasted cash flows to ensure that the Company has appropriate capital capacity.

Canada Goose Holdings Inc.	Page 28 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The following table summarizes the amount of contractual undiscounted future cash flow requirements as at September 28, 2025:

Contractual obligations by fiscal year	Q3 to Q4 2026	2027	2028	2029	2030	2031	Thereafter	Total
(in millions of Canadian dollars)	$	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	228.2	—	—	—	—	—	—	228.2
Mainland China Facilities	13.4	—	—	—	—	—	—	13.4
Japan Facility	28.5	—	—	—	—	—	—	28.5
Revolving Facility	—	—	—	8.0	—	—	—	8.0
Term Loan	1.0	4.2	4.2	4.2	4.2	4.2	396.3	418.3
Interest commitments relating to borrowings[1]	17.1	32.3	32.3	32.3	32.3	32.3	45.0	223.6
Derivative contracts	—	—	—	—	—	0.9	—	0.9
Lease obligations	69.7	100.2	66.7	56.0	44.0	35.6	48.9	421.1
Pension obligation	—	—	—	—	—	—	1.2	1.2
Total contractual obligations	357.9	136.7	103.2	100.5	80.5	73.0	491.4	1,343.2
1Interest commitments are calculated based on the loan balance and the interest rate payable on the Mainland China Facilities, the Japan Facility, Revolving Facility, and the Term Loan of 3.10%, 0.92%, 4.09% and 7.72% respectively, as at September 28, 2025.
As at September 28, 2025, we had additional liabilities which included provisions for warranty, sales returns, asset retirement obligations, deferred income tax liabilities, the put option liability and the contingent consideration on the Japan Joint Venture. These liabilities have not been included in the table above as the timing and amount of future payments are uncertain.
Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility in the amount of $10.0m. Within the facility, letters of guarantee are available for terms of up to 12 months from the date of issuance and will be charged a fee equal to 1.0% per annum calculated against the face amount and over the term of the guarantee. Amounts issued on the facility will be used to finance working capital requirements through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits. The Company immediately reimburses the issuing bank for amounts drawn on issued letters of guarantees. At September 28, 2025, the Company had $8.8m outstanding.
In addition, a subsidiary of the Company in Mainland China entered into letters of guarantee and as at September 28, 2025 the amount outstanding was $9.4m. Amounts will be used to support retail operations of such subsidiaries through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk. Credit insurance is provided by a third party for customers and is subject to continuous monitoring of the credit worthiness of the Company's customers. Insurance covers a specific amount of revenue, which may be less than the Company's total revenue with a specific customer. The Company has an agreement with a third party who has insured the risk of loss for up to 90% of trade accounts receivable from certain designated

Canada Goose Holdings Inc.	Page 29 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
customers subject to a total deductible of $0.1m, to a maximum of $30.0m per year. As at September 28, 2025, trade accounts receivable totalling approximately $62.4m (September 29, 2024 - $65.8m, March 30, 2025 - $10.7m) were insured subject to the policy cap. Complementary to the third party insurance, the Company establishes payment terms with customers to mitigate credit risk and continues to closely monitor its trade accounts receivable credit risk exposure.
Within Japan, the Company has an agreement with a third party who has insured the risk of trade accounts receivable for certain designated customers for a maximum of JPY540.0m per annum subject to a deductible of 10% and applicable only to accounts with receivables over JPY100k. As at September 28, 2025, trade accounts receivable totalling $2.5m (JPY270.7m) were insured subject to the policy cap (September 29, 2024 - $3.7m (JPY384.4m), March 30, 2025 - $0.9m (JPY90.7m)).
Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise foreign exchange risk and interest rate risk.
Foreign exchange risk
Foreign exchange risk in operating cash flows
The Company’s Interim Financial Statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases, and expenses are denominated in other currencies, principally U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, Hong Kong dollars, Japanese yen, Taiwanese dollars, and Australian dollars. The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk associated with revenues, purchases, and expenses denominated in these currencies. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges.
Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, we are exposed to foreign currency translation gains and losses. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.

Canada Goose Holdings Inc.	Page 30 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The Company recognized the following unrealized gains and losses in the fair value of derivatives designated as cash flow hedges in other comprehensive (loss) income:

	Second quarter ended				Two quarters ended
	September 28, 2025		September 29, 2024		September 28, 2025		September 29, 2024
(in millions of Canadian dollars)	Net gain	Tax expense	Net loss	Tax recovery	Net gain	Tax expense	Net loss	Tax recovery
	$	$	$	$	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	0.4	(0.1)	(2.6)	0.8	0.3	(0.2)	(2.5)	0.5
The Company reclassified the following losses and gains from other comprehensive loss (income) on derivatives designated as cash flow hedges to locations in the Interim Financial Statements described below:

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
Gain from other comprehensive loss (income)
Forward foreign exchange contracts designated as cash flow hedges	$	$	$	$
Revenue	—	(0.4)	(0.5)	(0.3)
SG&A expenses	—	(0.2)	(0.2)	(0.4)
Inventory	(0.2)	(0.4)	(0.3)	(0.4)
For the second and two quarters ended September 28, 2025, unrealized losses of $2.1m and $0.2m, respectively, (second and two quarters ended September 29, 2024 - unrealized losses of $0.9m and $0.6m, respectively) on forward exchange contracts that were not treated as hedges were recognized in SG&A expenses in the interim statements of (loss) income.

Canada Goose Holdings Inc.	Page 31 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Foreign currency forward exchange contracts outstanding as at September 28, 2025 related to operating cash flows were:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	USD	61.6	U.S. dollars
		€40.2	euros
		¥1,609.9	Japanese yen

Forward contract to sell Canadian dollars	USD	10.0	U.S. dollars
		€26.4	euros

Forward contract to purchase euros	CNY	1,130.8	Chinese yuan
		£5.2	British pounds sterling
	AUD	6.5	Australian Dollar

Forward contract to sell euros	AUD	1.6	Australian Dollar
Foreign exchange risk on borrowings
The Company enters into derivative transactions to hedge a portion of its exposure to interest rate risk and foreign currency exchange risk related to principal and interest payments on the Term Loan denominated in U.S. dollars
Following the Amendment to Term Loan on August 21, 2025, the Company entered into cross currency swap agreements terminating on December 31, 2030 to hedge a portion of its exposure to interest rate risk and foreign currency exchange risk. The cross currency swaps involve a periodic exchange of floating rate interest payments in USD, for fixed rate interest payments in CAD. At the hedge maturity date, there will be an exchange of notional principal amounts of USD270.0m for $373.6m. The cross currency swaps are designated and accounted for as cash flow hedges. The previous forward exchange contracts and interest rate swap contracts were terminated due to the debt extinguishment. As a result, the Company received $6.6m in cash for the termination of the foreign exchange forwards and interest rate swaps which were recorded to net interest, finance and other costs on the interim statements of (loss) income the second quarter ended September 28, 2025.
Refer to "Note 10. Borrowings" for more details on the Amendment to Term Loan.
The Company recognized the following unrealized losses in the fair value of derivatives designated as hedging instruments in other comprehensive (loss) income:

	Second quarter ended				Two quarters ended
	September 28, 2025		September 29, 2024		September 28, 2025		September 29, 2024
(in millions of Canadian dollars)	Net loss	Tax recovery	Net loss	Tax recovery	Net loss	Tax recovery	Net loss	Tax recovery
	$	$	$	$	$	$	$	$
Swaps designated as cash flow hedges	(5.9)	1.9	(5.3)	1.9	(7.5)	2.5	(6.5)	2.3

Canada Goose Holdings Inc.	Page 32 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The Company reclassified the following losses and gains from other comprehensive loss (income) on derivatives designated as hedging instruments to net interest, finance and other costs:

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
Loss (gain) from other comprehensive loss (income)	$	$	$	$
Swaps designated as cash flow hedges	0.7	(0.5)	1.5	(0.8)
For the second and two quarters ended September 28, 2025, unrealized gains and losses of $4.5m and $10.2m, respectively, (second and two quarters ended September 29, 2024 - unrealized losses of $3.8m and $1.6m, respectively) in the fair value of the long-dated forward exchange contract related to a portion of the Term Loan balance were recognized in net interest, finance and other costs in the interim statements of (loss) income.
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on the borrowings outstanding under the Mainland China Facilities, Japan Facility, Revolving Facility, and the Term Loan, which currently bear interest rates at 3.10%, 0.92%, 4.09% and 7.72%, respectively.
Interest rate risk on the Term Loan is partially mitigated by cross currency swap hedges. Refer to "Foreign exchange risk on borrowings" above for more details.
Based on the closing balance of outstanding borrowings, a 1.00% increase in the closing interest rate during the two quarters ended September 28, 2025 would have increased interest expense on the Mainland China Facilities, Japan Facility, Revolving Facility and the Term Loan before hedging by $0.1m, $0.1m, less than $0.1m and $2.1m, respectively (two quarters ended September 29, 2024 - $0.4m, $0.2m, $0.3m and $2.0m, respectively).
Note 16.    Selected cash flow information
Changes in non-cash operating items

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
		Reclassified		Reclassified
	$	$	$	$
Trade receivables	(79.2)	(90.2)	(54.9)	(79.5)
Inventories	(22.0)	18.2	(79.6)	(21.0)
Other current assets	(15.2)	(13.8)	(23.8)	(19.3)
Accounts payable and accrued liabilities	30.3	0.4	25.9	(24.9)
Provisions	7.9	4.7	3.5	(3.1)
Other	1.1	5.2	22.6	9.2
Change in non-cash operating items	(77.1)	(75.5)	(106.3)	(138.6)

Canada Goose Holdings Inc.	Page 33 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Changes in liabilities and equity arising from financing activities

	Mainland China Facilities	Japan Facility	Revolving Facility	Term Loan	Lease liabilities	Share capital
	$	$	$	$	$	$
March 30, 2025	—	—	(0.7)	412.0	330.8	109.6
Cash flows:
Mainland China Facilities borrowings	13.4	—	—	—	—	—
Japan Facility borrowings	—	28.5	—	—	—	—
Revolving Facility borrowings	—	—	8.0	—	—	—
Term Loan borrowings	—	—	—	16.6	—	—
Transactions costs on financing activities	—	—	—	(5.6)	—	—
Term loan original issued discount	—	—	—	(1.0)	—	—
Principal payments on lease liabilities	—	—	—	—	(40.3)	—
Non-cash items:
Amortization of deferred transaction costs	—	—	0.1	0.5	—	—
Unrealized foreign exchange gain	—	—	—	(10.8)	(1.0)	—
Additions and amendments to lease liabilities (note 7)	—	—	—	—	43.6	—
Contributed surplus on share issuances (note 11)	—	—	—	—	—	3.7
September 28, 2025	13.4	28.5	7.4	411.7	333.1	113.3

	Mainland China Facilities	Japan Facility	Revolving Facility	Term Loan	Lease liabilities	Share capital
	$	$	$	$	$	$
March 31, 2024	—	5.4	(1.0)	392.5	330.5	104.9
Cash flows:
Mainland China Facilities borrowings	74.4	—	—	—	—	—
Japan Facility borrowings	—	26.0	—	—	—	—
Revolving Facility borrowings	—	—	60.9	—	—	—
Term Loan repayments	—	—	—	(2.0)	—	—
Principal payments on lease liabilities	—	—	—	—	(40.9)	—
Non-cash items:
Accrued transaction costs	—	—	0.2	—	—	—
Amortization of deferred transaction costs	—	—	0.2	0.1	—	—
Unrealized foreign exchange loss (gain)	—	—	0.2	(0.9)	5.3	—
Additions and amendments to lease liabilities (note 7)	—	—	—	—	44.0	—
Derecognition on termination of lease liabilities (note 7)	—	—	—	—	(1.0)	—
Contributed surplus on share issuances (note 11)	—	—	—	—	—	3.7
September 29, 2024	74.4	31.4	60.5	389.7	337.9	108.6

Canada Goose Holdings Inc.	Page 34 of 34